Exhibit 99.3

TUANCHE LIMITED

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the six months ended June 30,
	2022	2023
	RMB	RMB	US$
Net loss	(56,166)	(30,698)	(4,235)
Add:
Depreciation and amortization	3,673	—	—
Subtract:
Interest income, net	29	69	9
EBITDA	(52,522)	(30,767)	(4,244)
Add:
Share-based compensation expenses	6,148	4,007	553
Change in fair value of warrant liability	—	(11,551)	(1,593)
Impairment of long-lived assets	15,614	1,515	209
Adjusted EBITDA	(30,760)	(36,796)	(5,075)

Net loss	(56,166)	(30,698)	(4,235)
Add:
Share-based compensation expenses	6,148	4,007	553
Change in fair value of warrant liability	—	(11,551)	(1,593)
Impairment of long-lived assets	15,614	1,515	209
Adjusted net loss	(34,404)	(36,727)	(5,066)
Adjusted net loss attributable to TuanChe Limited’s shareholders	(34,404)	(36,727)	(5,066)
Weighted average number of ordinary shares
Basic and diluted	309,041,616	399,544,700	399,544,700
Adjusted net loss per share from operations
Basic and diluted	(0.11)	(0.09)	(0.01)